

January 14, 2013

<u>Via E-mail</u>
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

      **Re: Privileged World Travel Club, Inc.
            Amendment No. 6 to Registration Statement on Form S-1
            Filed January 7, 2012
            File No. 333-183743**

Dear Mr. Lykiardopoulos:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 from our letter dated January 3, 2013. Please:

- Clarify your disclosure in the table on page 12 where it states "The Selling Stockholders will determine when and how and at what price they will sell the Shares in this Prospectus." Make clear the offering by the Triton Creditor Selling Stockholders is at a fixed price (currently set at $1.00) for the entire duration of the offering, and also present this disclosure in the last paragraph on page 12.
- Clarify your disclosure in the last risk factor on page 23 stating "The offering price for the Shares in this offering will be determined by the Selling Stockholders, based on certain historical transactions between the Company and the Selling Stockholders."
- Clarify your disclosure at the top of page 28 stating "The price of the shares offered by the Selling Stockholders will be determined by the Selling Stockholders based, among other factors, on certain historical transactions between the Company and the Selling Stockholders. … Each Selling Stockholder will act independently in determining the price at which the Shares are sold."

- Clarify in the last paragraph on page 63 that the offering by the Triton Creditor Selling Stockholders is at a fixed price of $1.00 for the entire duration of the offering.
- Clarify the disclosure in the second paragraph on page 65 stating "These sales may be at fixed or negotiated prices."

These are only instances we have noted. Please review your entire Prospectus and make revisions as needed.

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       C. Parkinson Lloyd, Esq.
       Durham Jones & Pinegar, P.C.